Exhibit 15

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended March 31, 2010

TABLE OF CONTENTS

INTRODUCTION	3

BUSINESS PROFILE AND STRATEGY	3

OVERALL FINANCIAL PERFORMANCE	5

THIRD QUARTER AND YEAR-TO-DATE HIGHLIGHTS	5
INDUSTRY AND ECONOMIC REVIEW	7

SELECTED FINANCIAL INFORMATION	8

FINANCIAL ANALYSIS	8

BRANCH COUNT	8
REVENUE	9
SAME BRANCH REVENUES	11
BRANCH OPERATING INCOME AND OPERATING INCOME	11
EXPENSES (EXCLUDING RETENTION PAYMENTS AND CLASS ACTION SETTLEMENTS)	12
RETENTION PAYMENTS	12
AMORTIZATION	12
INCOME TAXES	13

LIQUIDITY AND CAPITAL RESOURCES	13

RISK FACTORS AFFECTING PERFORMANCE	13

CONSUMER PROTECTION REGULATIONS	14
LEGAL PROCEEDINGS	14
THIRD PARTY LENDERS/RETENTION PAYMENTS	16

CHANGES IN ACCOUNTING POLICIES AND PRACTICES	16

GOODWILL AND INTANGIBLE ASSETS	16
BUSINESS COMBINATIONS	17
NON-CONTROLLING INTERESTS	17
CONSOLIDATED FINANCIAL STATEMENTS	17
FINANCIAL INSTRUMENTS — RECOGNITION AND MEASUREMENT	17
EQUITY	18
COMPREHENSIVE REVALUATION OF ASSETS AND LIABILITIES	18

RECENT ACCOUNTING PRONOUCEMENTS NOT YET ADOPTED	18

FINANCIAL INSTRUMENTS — RECOGNITION AND MEASUREMENT	18
FINANCIAL INSTRUMENTS — DISCLOSURE	18
INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)	18

CONTROLS AND PROCEDURES	19

OUTSTANDING SHARE DATA	19

DIVIDENDS	19

SUMMARY OF QUARTERLY RESULTS	20

OTHER	20

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	20
NON-GAAP MEASURES	21
EBITA RECONCILIATION	21

INTRODUCTION

The following management discussion and analysis (“MD&A”) should be read in conjunction with The Cash Store Financial Services Inc.’s (“Cash Store Financial”) unaudited consolidated interim financial statements for the three and nine months ended March 31, 2010, and the audited consolidated financial statements and MD&A for the year ended June 30, 2009, both of which are available at SEDAR (www.sedar.com).

This MD&A is dated as of April 28, 2010.

BUSINESS PROFILE AND STRATEGY

This section contains forward-looking statements.  See Cautionary Statement Regarding Forward-Looking Information located at the end of this MD&A.

Cash Store Financial is an alternative to traditional banks, by providing short-term advances and other financial services, serving the needs of everyday people, through our two branch banners: The Cash Store and Instaloans.  The Cash Store and Instaloans act as brokers to facilitate short-term advances and provide other financial services to income-earning consumers. We also provide a range of in-demand financial products that are not supplied by traditional financial institutions. Driven by a dynamic workforce, a performance-based culture, and a commitment to strong business fundamentals, at March 31, 2010, we owned and operated 489 branches in nine provinces and two territories and employed approximately 1,900 associates across Canada.  Cash Store Financial is the only broker of short-term advances and provider of other financial services in Canada publicly traded on the Toronto Stock Exchange. Cash Store Financial trades under the symbol “CSF”.

Our business is based on the recognition that the needs of a segment of the population are not being met by traditional financial institutions. Our strategic objective is to establish The Cash Store and Instaloans as a short-term advances and other financial services provider of choice offering a wide range of products, a high level of customer service, convenient locations and hours of operation.

In addition to meeting our customers’ needs by providing small, short-term loans which can be accessed quickly, we also offer financial product insurance, cheque cashing products, bank accounts, money transfers, pre-paid master cards, debit cards, injury advances, term loans and prepaid phone cards.

Cash Store Financial is strongly committed to the communities we serve.  As part of this commitment we have partnered with the Alberta Diabetes Foundation and the Alberta Diabetes Institute.  We have committed to raise $7.5 million. In recognition of this commitment, the Company was one of 16 companies recognized with a “Roll of Honour” award by the Alberta Association of Fund Raising Executives. The “Roll of Honour” award celebrates extraordinary commitment and contributions from corporate citizens and individuals around the Edmonton market to the non-profit sector.

Cash Store Financial’s strategic priorities are:

Operational:

Operational strategic priorities can be broken down in to four main strategic priorities that include:

1)              Maturation of branch network:

•                  Continued focus on improving Branch Operating Income (“BOI”) margins for all our branches;

•                  Developing a motivated, knowledgeable team of associates dedicated to serving our customers through an integrated communication and training strategy that includes Cash Store College and Cash Store TV;

•                  Further integration of the marketing and training departments to achieve effective alignment with operations; and

•                  Providing strong leadership through in-the-field hands-on involvement of senior management.

2)              New branch openings:

•                  Further expanding our dominant position in the Canadian alternative financial services industry, through aggressive organic growth into underserved communities or the acquisition of existing operators at desirable EBITA multiples.

3)              Growing existing product lines:

•                  Providing superior service and complementary products with further diversification of the revenue stream; and

4)              International expansion:

•                  Initial openings of two branches in the United Kingdom;

•                  Approximately an 18% investment in The Cash Store Australia Holdings Inc. which owns and operates 50 branches in Australia; and

•                  Approximately a 20% investment in RTF Financial Holdings Inc. which is in the business of short-term lending by utilizing highly automated mobile technology (SMS text message lending) currently in Finland, Sweden, Denmark and the Netherlands with expansion plans to the United Kingdom and other European countries.

Financial:

•                  Maximizing shareholder value by growing our earnings per share;

•                  Utilizing our strong balance sheet to capitalize on regulatory changes as they occur namely through reducing our cost of capital in regulated provinces;

•                  Controlling or reducing costs through a strong focus on operational excellence and taking advantage of our growing buying power; and

•                  Accelerating profitability for our newer branches through enhanced branch opening processes and database driven direct mail programs.

OVERALL FINANCIAL PERFORMANCE

Third Quarter and Year-to-Date Highlights

This section contains forward-looking statements.  See Cautionary Statement Regarding Forward-Looking Information.

	Three Months Ended		Nine Months Ended
	March 31	March 31	March 31	March 31
Thousands of dollars, except for per share amounts	2010	2009	2010	2009
Consolidated results

Branch operating income	$13,143	$11,659	$44,677	$39,805
Net income
Before class action expenses net of tax	3,961	3,067	15,145	14,721
Net income and comprehensive income	2,199	3,067	13,306	13,413
Earnings before interest, taxes, amortization and class action expenses	7,992	6,460	29,458	26,602
Earnings before interest, taxes, amortization	5,277	6,460	26,643	24,692
Diluted earnings per share
Before class action expenses net of tax	0.23	0.18	0.88	0.80
Net income and comprehensive income	$0.13	$0.18	$0.78	$0.73

Net income, after removing class action settlement costs and related taxes, for the third quarter was $4.0 million, compared to $3.1 million for the same quarter last year. Net income and comprehensive income for the third quarter was $2.2 million, compared to $3.1 million for the same quarter last year. For the nine months ended March 31, 2010, net income after removing class action settlement costs and related taxes was $15.1 million, compared to $14.7 million in the same period last year. For the nine months ended March 31, 2010, Net income and comprehensive income was $13.3 million, compared to $13.4 million in the same period last year.  Diluted earnings per share, before class action settlements costs and related taxes, increased to $0.23 for the quarter compared to $0.18 in the same quarter last year and $0.88 for the nine months ended March 31, 2010 compared to $0.80 for the nine months ended March 31, 2009. Diluted earnings per share were $0.13 in the quarter and $0.78 for the nine months ended March 31, 2010.

The overall lower third quarter earnings were a result of an additional non-recurring expense being recorded during the quarter as court approval was received for the British Columbia class action settlement.

Higher third quarter and year-to-date earnings, after removing the effects of the class action settlement costs and related taxes, were as a result of:

•                  Increased revenues for the quarter and record revenue year-to-date related to the maturation of branches, increased same branch revenues and the introduction of a new banking product;

•                  Improved BOI margins and record BOI year-to-date;

•                  Record earnings per share (diluted) year-to-date before non-recurring class action settlement costs;

•                  Increased loan volumes; and

•                  Record revenue from other services.

We achieved higher earnings, after removing the effects of the class action settlement costs and related taxes, even after taking into consideration the following:

•                  Higher operating margins even though we have accelerated our growth to 20 new branches in the quarter compared to 10 in the same quarter last year, with 65 net new branches in the first nine months of 2010 compared to 39 in the first nine months of 2009; and

•                  Increased costs associated with the start-up of operations in the UK although the UK branches did not open until after the quarter was complete.

EBITA adjusted to remove class action settlements was $8.0 million for the quarter compared to $6.5 million for the same quarter last year and was $29.5 million for the nine months ended March 31, 2010 compared to $26.6 million for the same period last year.  The increase in the nine months is due to increased revenues and BOI margins. Our EBITA for the third quarter was $5.3 million and a record $26.6 million for the nine months ended March 31, 2010 compared to $6.5 million and $24.7 million for the same period last year.  Decreased EBITA in the quarter was a result of a non-recurring expense related a change in estimate after court approval was received for the British Columbia class action settlement.

Management has established, as a strategic priority, an improvement to the revenue and earnings contributions of our lowest-performing branches. The effective execution of corporately-directed branch action plans, have increased the profitable branches as a percentage of our overall branch network and have shown an increase in the earnings contribution of our lowest-performing branches.

In the third quarter, the President and Chief Operating Officer conducted his annual tour to meet individually with each manager in our national branch network. This is a critical component of our long-term growth program. The President learns first-hand of the challenges and opportunities facing our front-line staff.  Strategies are implemented to address the concerns that are raised. In connection with this tour, additional sales training was provided to all branch managers which we anticipate will contribute to future revenue growth.

Staff turnover continued to decrease during the quarter having a positive impact on the results achieved. We believe the improvement in staff turnover was achieved through increased communications as a result of our Cash Store TV platform and the completion of the 2010 President’s Tour; increased training to associates through our Cash Store College platform and integrated market/sales training programs; and an innovative profit-sharing compensation program which ties associates performance to our strategic vision.

Product and revenue diversification initiatives continue to generate positive results. Revenue from other services (including fees from financial product insurance, cheque cashing, bank accounts, money transfers, pre-paid master cards, debit cards, injury advances, term loans and prepaid phone cards) increased to $8.4 million in the third quarter, up from $6.2 million in the same quarter last year.  Year-to-date, other revenue totalled $22.4 million, compared to $19.1 million for the nine months ended March 31, 2009. We’ve made significant improvements in products and services which complement our existing product lines.  We will continue to progress towards our objective of diversifying our revenue stream with products which enhance and compliment our core products and increasing the value generated from our existing suite of products.

During the quarter we leveraged our buying power to negotiate and secure reduced costs for all our branches by utilizing VOIP technology. We will continue to use our increased buying power to negotiate contracts as they come up in order to reduce costs or increase revenues.

On October 15, 2009 we announced that we have entered into an agency agreement with DirectCash Bank, a federally regulated Schedule 1 bank that will enable the offering of new products, including Canadian Deposit Insurance Corporation insured bank accounts. On February 26, 2010 the bank account product was rolled out to all of our branches across Canada. The initial results indicate the product has been well received by our customers.

On January 19, 2010, we announced that we have entered into a strategic relationship with RTF Financial Holdings Inc. (RTF), a Canadian holding company that is in the business of short-term lending by utilizing highly automated mobile technology (SMS text message lending) through a series of subsidiary companies. We have acquired an approximate 20% interest in RTF and we have agreed to provide RTF with management and administrative support services, assist RTF in sourcing lenders and in taking RTF public in Canada.  The short-term SMS lending business was established in Finland in 2005. RTF is currently offering its loan product in Finland, Sweden, Denmark and the Netherlands and will be expanding to United Kingdom and other European countries in the near future. Growth of the SMS lending business and how well it is has been received in the Scandinavian regions indicate that a service of this kind is in demand.

We are well positioned to fund future growth initiatives and working capital requirements with a cash position of $17.6 million and a positive working capital of $9.9 million as at March 31, 2010. During the first nine months of our fiscal year, working capital has increased by $218,000 from $9.7 million at June 30, 2009. We continue our efforts to capitalize on our strong financial position to secure lower cost capital, which has been made possible as a result of a stable regulatory environment implemented within 88% of our current markets.

Industry and economic review

Many provinces have recently implemented consumer protection measures for the payday loan industry.  These measures will and have included rate caps and a ban on rollovers. 88% of our branches are located in British Columbia, Alberta, Ontario and Nova Scotia.  Regulation of the industry in these provinces has been fully implemented.  This is a welcome development that demonstrates to capital markets that the industry is now supported by a high degree of regulatory certainty and that the industry’s long-term stability has been secured. To date our experience has been that we have been able to accommodate new industry rules and we have not experienced any material negative impacts as a result of regulation. The Company has accommodated regulation more effectively than some competitors and there has been industry consolidation as a result.  On April 6, 2010 we announced our intention to acquire EZ Cash, a Saskatchewan-based regional payday loan provider with 14 locations. Regulation has given us the ability to lend our own capital, which we expect will lead to reduced costs.   We believe that industry regulation will encourage previously untapped consumer segments to enter the market and offer new revenue opportunities.  We continue to view regulation as a positive for the Company and expect the benefits to accrue over the long-term.

SELECTED FINANCIAL INFORMATION

	Three Months Ended		Nine Months Ended
	March 31	March 31	March 31	March 31
Thousands of dollars, except for per share amounts and branch figures	2010	2009	2010	2009
Consolidated results
No. of branches	489	423	489	423
Revenue
Brokerage	$32,330	$30,094	$102,237	$91,686
Other income	8,428	6,212	22,445	19,089
	40,758	36,306	124,682	110,775
Branch expenses	22,315	20,110	64,605	57,582
Retention payments	5,300	4,537	15,400	13,388
Branch operating income	13,143	11,659	44,677	39,805

Regional expenses	2,921	2,140	8,128	5,885
Corporate expenses	3,839	4,523	11,731	11,619
Other amortization	279	311	1,637	807
Income before income taxes and class action settlements	6,104	4,685	23,181	21,494
Class action settlements	2,715	—	2,815	1,910
EBITA *	5,277	6,460	26,643	24,692
Net income and comprehensive income	$2,199	$3,067	$13,306	$13,413
Weighted average number of shares outstanding - basic	16,909	16,927	16,829	18,299
Basic earnings per share
Income before class action settlement costs	$0.23	$0.18	$0.90	$0.80
Net income and comprehensive income	$0.13	$0.18	$0.80	$0.73
Diluted earnings per share
Income before class action settlement costs	$0.23	$0.18	$0.88	$0.80
Net income and comprehensive income	$0.13	$0.18	$0.78	$0.73
Consolidated Balance Sheet Information
Working capital	$9,885	$10,360	$9,885	$10,360
Total assets	92,803	80,213	92,803	80,213
Total long-term liabilities	3,663	2,267	3,663	2,267
Total liabilities	20,213	14,984	20,213	14,984
Shareholders’ equity	$72,590	$65,229	$72,590	$65,229

*EBITA — earnings from operations before interest, income taxes, stock-based compensation, amortization of capital and intangible assets

FINANCIAL ANALYSIS

This analysis provides an overview of our financial results for the third quarter ended March 31, 2010 compared to the same quarter last year and the first nine months of fiscal 2010 compared to the same period last year.

Branch Count

This section contains forward-looking statements.  See Cautionary Statement Regarding Forward-Looking Information.

At the end of the third quarter, a total of 489 branches were in operation, an increase of 66 branches, compared to 423 branches at the end of the same quarter last year. During the quarter, 20 new branches were opened. Branch performance continues to be monitored and consolidations will occur when efficiencies can be achieved.

	Jun 30-02	Jun 30-03	Jun 30-04	Jun 30-05	Jun 30-06	Jun 30-07	Jun 30-08	Jun 30-09	Mar 31-10
Opening	5	20	57	338	277	338	358	384	424
Organic	15	37	51	67	61	20	37	31	61
Accquired	0	0	0	102	6	0	0	18	8
Consolidations	0	0	0	0	(6)	0	(11)	(9)	(4)
Closing	20	57	108	277	338	358	384	424	489

We increased by 20 new branches over the quarter as compared to 10 in the same quarter last year, which is consistent with our growth strategy. We did not consolidate any underperforming branches in the quarter compared to two consolidations in the same quarter last year.  For the nine months we consolidated four branches compared to seven branches in the same period last year. Branch performance continues to be monitored and consolidations will occur when efficiencies can be achieved. We anticipate adding 18 to 20 branches over the next quarter.

Material factors that determine the number of branch openings include availability of suitable locations with suitable lease terms and favorable market rates.

Revenue

Revenue increased 12.4% to $40.8 million from $36.3 million in the same quarter last year.  The higher revenue reflects an increase in both brokerage fees and other services.  This growth is due to 66 additional branches, the maturing of existing branches and increased same branch revenues.  Same branch revenues increased through improved staff retention through increased communications as a result of our Cash Store TV platform and the completion of the 2010 President’s Tour; increased training to associates through our Cash Store College platform and integrated market/sales training programs; and an innovative profit-sharing compensation program which ties associates performance to our strategic vision. Year-to-date revenues were a record $124.7 million up 12.5% compared to $110.8 million for the nine months ended March 31, 2009.

The table below illustrates consistent growth in a majority of branch age categories contributing to the overall growth in revenue.

		Revenues			Average Revenue per Branch per Month
(Thousands of dollars, except branch figures) Year Opened	Number of Branches	Q3 2010	Q3 2009	% Change	Q3 2010	Q3 2009
2001 *	94	$9,176	$9,608	-4%	$33	$34
2002	13	1,675	1,634	3%	43	42
2003	35	3,856	3,854	0%	37	37
2004	52	5,136	4,911	5%	33	31
2005	67	6,094	5,857	4%	30	29
2006	53	4,675	4,363	7%	29	27
2007	24	1,928	1,716	12%	27	24
2008	35	2,601	2,345	11%	25	22
2009	48	2,668	1,296	106%	19	9
2010	68	2,806	—	100%	14	—
	489	40,615	35,584	14%	$28	$24
Consolidation of branches		—	222
Other		129	488
Continuing operations		$40,744	$36,294

* Instaloans branches were acquired by Cash Store Financial on April 22, 2005, they have been operating since 2001.

The following table depicts the split between brokerage fees and other revenues:

	Three months ended		Nine months ended
	March	March	March	March
(thousand of dollars)	2010	2009	2010	2009
Revenues
Brokerage fees	$32,330	$30,094	$102,237	$91,684
Other	8,414	6,200	22,412	18,869
	40,744	36,294	124,649	110,553
Corporate	14	12	33	222
	$40,758	$36,306	$124,682	$110,775

Broker fees for the third quarter increased 7.3% to $32.3 million from $30.1 million in the same quarter last year as a direct result of 66 additional branches, the maturing of existing branches and the increased focus on growth through the establishment and communication of higher expectations at all levels, improved staff retention, increased marketing initiatives and more effective compensation structures.  Year-to-date, broker fees were a record $102.2 million, compared to $91.7 million for the nine months ended March 31, 2009.

Revenue from other services (including fees from financial product insurance, cheque cashing, bank accounts, money transfers, pre-paid master cards, debit cards, injury advances, term loans and prepaid phone cards) increased to a record $8.4 million or 35.7% in the third quarter, up from $6.2 million in the same quarter last year.  Year-to-date, other revenue was a record $22.4 million up 18.8%, compared to $18.9 million for the nine months ended March 31, 2009. We’ve made significant improvements in products and services which complement our existing product lines.  We will continue to progress towards our objective of diversifying our revenue stream with products which enhance and compliment our core products and increase the value generated from our existing suite of products.

Loans brokered in the third quarter was a record $178.8 million and averaged $417 per loan (excluding our broker fee), compared to $142.5 million and an average of $365 per loan in the same quarter last year.  Year-to-date, we brokered $516.8 million in loans at an average amount of $398 per loan (excluding our broker fee), compared to $437.4 million in loans at an average amount of $368 for the nine months ended March 31, 2009. The increase in average loan size is directly attributable to changes in operations as a result of provincial regulations being implemented.

Due to the seasonal nature of our business, we anticipate revenues will increase over the next quarter.

Same Branch Revenues

Same branch revenues for the 407 locations open since the beginning of the third quarter of fiscal 2009 increased by 10.6% compared to the same quarter last year, with same branch revenues averaging $95,700 in the third quarter compared to $86,600 in the third quarter of the previous year. Same branch revenues for the 372 locations open since the beginning of the first quarter of fiscal 2009 increased by 6.8% compared to the same period last year, with same branch revenues averaging $302,000 year-to-date compared to $283,000 in the same period last year.  Same branch revenues increased through improved staff retention, more effective bonus structures, communication of expectations at all levels of the organization, increased marketing initiatives and action plans for our lowest-performing branches.

We continue to maximize shareholder value from our network of branches and products. As the cost structure for the existing branch base is relatively fixed, improving same branch revenues is an important objective. Small increases in same branch revenues currently lead to a direct increase in profitability.

Branch Operating Income and Operating Income

Branch operating income for the quarter was $13.1 million (32.2% of revenue) compared to $11.7 million (32.1% of revenue) in the third quarter of last year.  Year-to-date, branch operating income was a record $44.7 million (35.8% of revenue), compared to $39.8 million (35.9% of revenue) for the same period last year.

Branch operating income improved slightly as a result of increased revenue as noted above partially offset by increased expenses due to the opening of 66 new branches, higher bonuses and retention payments. Branch operating income, by maturity level, is outlined below:

		BOI (Loss)		BOI % of Revenues
(Thousands of dollars, except branch figures) Year Opened	Number of Branches	Q3 2010	Q3 2009	Q3 2010	Q3 2009
2001 *	94	$3,567	$3,857	38.9%	40.1%
2002	13	680	537	40.6%	32.9%
2003	35	1,638	1,602	42.5%	41.6%
2004	52	1,907	1,782	37.1%	36.3%
2005	67	2,095	1,884	34.4%	32.2%
2006	53	1,574	1,300	33.7%	29.8%
2007	24	688	464	35.7%	27.0%
2008	35	808	626	31.1%	26.7%
2009	48	272	(396)	10.2%	-30.6%
2010	68	(201)	—	-7.2%	—
	489	13,028	11,656
Branches not yet open		(18)	—
Consolidation of branches		(3)	(75)
Other		136	78
Branch Operating Income		$13,143	$11,659

* Instaloans branches were acquired by Cash Store Financial on April 22, 2005; they have been operating since 2001.

Operating income, after removal of non-recurring class action settlement effects, for the quarter was $6.1 million (15.0% of revenue) compared to $4.7 million (12.9% of revenue) in the third quarter of last year. Year-to-date, operating income was $23.2 million (18.6% of revenue) compared to $21.5 million (19.4% of revenue) for the same period last year.

Expenses (excluding retention payments, amortization and class action settlements)

Expenses for the third quarter totalled $27.7 million, an increase from $25.6 million in the same quarter last year. Year-to-date, expenses have increased to $80.5 million, compared to $71.6 million for the same period last year. The increase is primarily due to the addition of 66 new branches, increased bonuses related to higher profitability, an increase in marketing, regional and corporate infrastructure costs.

Retention Payments

Third-party lender retention payments for the second quarter totalled $5.3 million (3.0% of loans brokered), compared to $4.5 million (3.2% of loans brokered) in the same quarter last year.  As a percentage of revenue, retention payments have increased to 13.0% in the third quarter of 2010, compared to 12.5% in the third quarter of 2009.  Year-to-date, retention payments totalled $15.4 million (3.0% of loans brokered), compared to $13.4 million (3.1% of loans brokered) in the nine months ended March 31, 2009. As a percentage of revenue, retention payments have increased slightly to 12.4% for the nine months ended March 31, 2010, compared to 12.1% in the same period last year.   We have initiated an increase in our internal centralized collection department’s infrastructure which we believe will increase our control on the collection process and reduce the net costs associated with the collection process.

Amortization

Amortization of capital and intangible assets for the quarter totalled $1.7 million, compared to $1.5 million in the third quarter last year. The increase is the result of the addition of 66 new branches and a large scale refresh program for our mature branches offset by an adjustment made to accumulated amortization as a result of implementing a new asset tracking system.  Year-to-date, amortization of capital and intangible assets was $5.6 million, compared to $4.3 million for the nine months ended March 31, 2009. The increase reflects the addition of 66 new branches and a large scale refresh program for our mature branches.

Income Taxes

Our effective tax rate was 35.1% in the third quarter, compared to 34.5% for the third quarter last year. Year-to-date, our effective tax rate was 34.7%, compared to 31.5% for the nine months ended March 31, 2009.

LIQUIDITY AND CAPITAL RESOURCES

Our cash decreased to $17.6 million in the third quarter, compared to $18.5 million at June 30, 2009. Significant items impacting cash in the third quarter and year-to-date included:

•                  BC Class action payments of $6.5 million during the quarter;

•                  Cash generated from operating activities, before non-cash operating items, of $5.2 million during the quarter and $20.9 million year-to-date;

•                  Capital and intangible asset expenditures of $3.6 million during the quarter and $11.3 million year-to-date;

•                  Increase in accounts receivable of $2.8 million for the quarter, relating to changes in complimentary product lines and services;

•                  Dividend payments of $1.7 million during the quarter and $5.7 million year-to-date;

•                  The repurchase of our shares, year-to-date, in the amount of $3.3 million pursuant to a normal course issuer bid;

•                  Issuance of commons shares for proceeds from exercised options of $812,000 during the quarter and $1.9 million year-to-date; and

•                  Investment in RTF Financial Holdings Inc. of $360,000, total year to date.

At the end of the third quarter, our working capital position totalled $9.9 million.

RISK FACTORS AFFECTING PERFORMANCE

Our financial and operational performance is potentially affected by a number of factors including, but not limited to, changing consumer protection regulations, industry and company specific class action lawsuits, access to third-party lenders and other issues described in our most recent Annual Information Form (“AIF”).  As a company we identify risks in four main categories: 1) operational; 2) financial; 3) legal and regulatory; and 4) strategic.  A more detailed discussion of our risk factors is presented in our most recent AIF filed with the securities regulatory authorities on SEDAR (www.sedar.com). Our Risk Management department works continually to assess and mitigate the impact of potential risks to our stakeholders.

Consumer Protection Regulations

Cash Store Financial’s business is subject to various federal and provincial laws and regulations, including federal interest rate laws and the various provincial consumer protection laws and regulations. The laws and regulations are subject to change and could impose unforeseen costs or limitations on the way we conduct or expand our business.

Many provinces have recently implemented consumer protection measures for the payday loan industry.  These measures will and have included rate caps and a ban on rollovers. Eighty-percent of our branches are located in British Columbia, Alberta, Ontario and Nova Scotia.  Regulation of the industry in these provinces has been fully implemented.  This is a welcome development that demonstrates to capital markets that the industry is now supported by a high degree of regulatory certainty and that the industry’s long-term stability has been secured. To date our experience has been that we have been able to accommodate new industry rules and we have not experienced any material negative impacts as a result of regulation. The Company has accommodated regulation more effectively than some competitors and there has been industry consolidation as a result.  Regulation has positioned the Company to lend its own capital, which will lead to reduced costs.   We believe that industry regulation will encourage previously untapped consumer segments to enter the market and offer new revenue opportunities.  We continue to view regulation as a positive for the Company and expect the benefits to accrue over the long-term.

Cash Store Financial has been, and continues to be, a long-standing advocate of improved consumer protection measures for the payday loan industry.  Our long-term strategy has been predicated on the belief that regulatory certainty will have a positive impact on operations.  We have aggressively built our network of retail branches on this basis.

Legal Proceedings

Ontario and the rest of Canada, with the exception of British Columbia and Alberta

On April 13, 2004, a legal proceeding was commenced against The Cash Store Inc. and Instaloans Inc., by Thompson McCutcheon (the “Plaintiff”), a customer.  The Plaintiff obtained an order pursuant to the Class Proceedings Act, 1992, S.O. 1992 c.6 (the “Class Proceeding Act”), as amended, certifying the action as a class proceeding and appointing him as the representative of the class.  The Plaintiff asserted that we were in breach of the Criminal Code of Canada and the Fair Trading Act as the aggregate of all charges including interest, broker fees and card fees charged was in excess of those allowed by law.  The Statement of Claim stated that the members of the Class would seek to recover all amounts charged, collected or received by the defendants at a criminal rate of interest, and/or at an excessive rate as well as damages, costs and interest.

On December 2, 2008, the Ontario Superior Court of Justice certified the class action lawsuit as a class proceeding under the Act, and granted approval of the settlement that had been agreed to between us and the representative Plaintiff on behalf of the Class. The settlement does not constitute any admission of liability by Cash Store Financial.

Under the terms of the settlement, we are to pay to the class a minimum of $750,000 and a maximum of $1.5 million in cash and a minimum of $750,000 and a maximum of $1.5 million in credit vouchers to those customers of The Cash Store and Instaloans, exclusive of Alberta and British Columbia, who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are fully transferable and have no expiry date. Based on our estimate of the rate of take-up of the available cash and vouchers, a provision of $2.0 million has been recorded to cover the estimated costs of the settlement, including legal fees and other costs.   In addition, we paid the legal fees and costs of the class.  On August 6, 2009 the claims process was concluded and we issued $750,000 in vouchers and $750,000 in cheques to the class members as full and final satisfaction of all claims. As at March 31, 2010, the remaining accrual is $62,000.

British Columbia

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified, on his own behalf and on behalf of all persons who have borrowed money from the defendants: The Cash Store Inc., Cash Store Financial, and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code. On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of our customer’s third party lenders added to the Claim.  On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others, the “Related Actions”, against Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005.

On May 12, 2009, we settled the British Columbia Related Actions in principle.  The settlement has been approved by the Court. The settlement does not constitute any admission of liability by Cash Store Financial. As at March 31, 2010, the remaining accrual is $2.1 million.

Under the terms of the court approved settlement, we are to pay to the eligible class members a maximum estimated amount, as at this date, of $9.4 million in cash and $9.4 million in credit vouchers who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full or who met certain other eligibility criteria. Thus, the estimated maximum exposure with respect to this settlement is approximately $18.8 million. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are not transferable and have no expiry date. In addition, we are to pay the legal fees and costs of the class. Based on our estimate of the rate of take-up of the available cash and credit vouchers, a provision of $7.7 million, to date, has been recorded to cover the estimated costs of the settlement, including legal fees of the Class and costs to administer the settlement fund.  It is possible that additional settlement costs could be required.  Such costs, if required, cannot be reasonably determined at this time because of the difficulty in predicting the number of Class Members who may advance a claim under the settlement.

Alberta

We have been served in prior fiscal periods with a Statement of Claim issued in Alberta alleging that we are in breach of s. 347 of the Criminal Code of Canada (the interest rate provision) and certain provincial consumer protection statutes.

The certification motion has been pending since fiscal 2006 and has not yet been heard.  On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, certain of our customers’ third-party lenders, directors and officers added to the Claim.

We believe that we conduct our business in accordance with applicable laws and are defending the action vigorously. However, the likelihood of loss, if any, is not determinable. Accordingly, no provision has been made for this action in the accounts.

Other

We are also involved in other claims related to the normal course of operations.  Management believes that it has adequately provided for these claims.

Third Party Lenders/Retention Payments

We do not fund any short-term advances; all funding is provided by independent third party lenders. As a result, our business is highly dependent on third party lenders who are willing to make significant funds available for lending to our customers. There are no assurances that the existing or new third party lenders will continue to make funds available. Any reduction or withdrawal of funds could have a significant material adverse impact on our results of operations and financial condition.

To facilitate the short-term advance business, we have entered into written agreements with a number of third party lenders who are prepared to consider lending to our customers. Pursuant to these agreements, we provide services to the lenders related to the collection of documents and information as well as loan collection services. The agreements also provide that the third party lenders are responsible for losses suffered on account of uncollectible loans provided we have properly performed our duties under the terms of the agreements. In the event we do not properly perform our duties and the lenders make a claim as required under the agreement, we may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that we have a liability under the agreement.

Cash Store Financial’s Board of Directors approved a resolution which authorizes us to pay a maximum amount of retention payments per quarter to third party lenders as consideration to those lenders who continue to be willing to fund advances to our customers. While the third party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments to the lenders to deflect the impact of the loan losses they experienced.  Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the Board of Directors.

CHANGES IN ACCOUNTING POLICIES AND PRACTICES

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064 (“Section 3064”) Goodwill and Intangible Assets. Section 3064, which replaces Section 3062, Goodwill and Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Reporting Standard IAS 38, Intangible Assets.  We have adopted these amendments commencing July 1, 2009 and have been applied retroactively resulting in $3.2 million of net assets being reclassified from capital assets to intangible assets in the comparative June 30, 2009 balance sheet, as well as $39,000 of amortization being reclassified from amortization of capital assets to amortization of intangible assets for the three months ended March 31, 2009 and $109,000 for the nine months ended March 31, 2009.

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations,” which replaces the existing standard. This section establishes the standards for accounting for business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date and non-controlling interests would be measured at fair value at the date of acquisition. This standard is equivalent to the International Financial Reporting Standards on business combinations. This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011 and earlier adoption is permitted. We have adopted this standard commencing in the year ended June 30, 2010 and will not apply it retrospectively.

Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1602, “Non-Controlling Interests,” which establishes standards for accounting for non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is equivalent to the International Financial Reporting Standards on consolidated and separate financial statements. The Section is effective for interim and annual financial statements beginning on January 1, 2011 and earlier adoption is permitted. The adoption this standard has not had a significant impact on our consolidated financial statements.

Consolidated Financial Statements

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements,” which replaces the existing standard. This Section carries forward existing Canadian guidance for preparing consolidated financial statements other than non-controlling interests. The Section is effective for interim and annual financial statements beginning on January 1, 2011 and earlier adoption is permitted. The adoption this standard has not had a significant impact on our consolidated financial statements.

Financial Instruments — Recognition and Measurement

In June 2009, the CICA amended Handbook Section 3855, “Financial Instruments - Recognition and Measurement,” to clarify the application of the effective interest method after a debt instrument has been impaired. The Section has also been amended to clarify when an embedded prepayment option is separated from its host instrument for accounting purposes. The amendments apply to interim and annual financial statements relating to fiscal years beginning on or after May 1, 2009 for the amendments relating to the effective interest method. The adoption this standard has not had a significant impact on our consolidated financial statements.

Equity

In August 2009, the CICA amended presentation requirements of Handbook Section 3251, “Equity”, as a result of issuing Section 1602, “Non-Controlling Interests”.  The amendments apply only to entities that have adopted Section 1602.  The adoption this standard has not had a significant impact on our consolidated financial statements.

Comprehensive Revaluation of Assets and Liabilities

In August 2009, the CICA amended Handbook Section 1625, “Comprehensive Revaluation of Assets and Liabilities” as a result of issuing Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interest” in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted provided that Section 1582 is also adopted. The Company has adopted this standard commencing in the year ending June 30, 2010 and will not apply it retrospectively. The adoption this standard has not had a significant impact on our consolidated financial statements.

RECENT ACCOUNTING PRONOUCEMENTS NOT YET ADOPTED

Financial Instruments — Recognition and Measurement

In June 2009, the CICA amended Handbook Section 3855, “Financial Instruments - Recognition and Measurement,” to clarify the application of the effective interest method after a debt instrument has been impaired. The Section has also been amended to clarify when an embedded prepayment option is separated from its host instrument for accounting purposes. The amendments relating to embedded prepayment options apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. We are currently evaluating the impact of this amendment.

Financial Instruments — Disclosure

In June 2009, the CICA amended Handbook Section 3862, “Financial Instruments - Disclosures”, to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements. The amendments apply to annual financial statements relating to fiscal years ending after September 30, 2009. We are currently evaluating the impact of the amendment to the standard.

International Financial Reporting Standards (“IFRS”)

Canada’s Accounting Standards Board ratified a strategic plan that will result in generally accepted accounting principles (“GAAP”), as currently used by Canadian public companies, being evolved and converged with IFRS over a transitional period to be completed by 2011.  The official changeover date to IFRS is for interim and annual financial statements related to fiscal years commencing on or after January 1, 2011, specifically July 1, 2011 for us.

We are currently in the process of developing an IFRS changeover plan which will address key areas such as accounting policies, financial reporting, information systems, disclosure controls and procedures and other business activities.  As part of this changeover plan, we are currently identifying differences in accounting policies on an ongoing basis as compared to choices that are in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards.

We have not yet quantified the effects of the potential significant differences between GAAP and IFRS, which may or may not be material to the financial statements.  The impact of adoption will be monitored on a continual basis and we will disclose the impact of these differences in our future consolidated financial statements, as we finalize our assessment.

CONTROLS AND PROCEDURES

Management has evaluated whether there were changes in our internal financial reporting controls during the most recent interim period ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. No such changes were identified.

OUTSTANDING SHARE DATA

As at April 28, 2010, we had 16,981,674 common shares outstanding.  There were also options to purchase 975,042 common shares, which if exercised, would provide us with proceeds of approximately $6.2 million.

DIVIDENDS

Prior to August 31, 2007, we had not declared or paid a dividend on the common shares.  We declared our first dividend on August 31, 2007 in the amount of $.025 cents per common share.  In total, dividends of $3.6 million were paid to holders of common shares in fiscal 2008; $5.3 million in fiscal 2009; $1.7 million in the third quarter of fiscal 2010 and $5.7 million in the first nine months of fiscal 2010. On April 28, 2010, we declared a quarterly dividend of $0.10 per common share, up $0.035 or 54% from the same quarter last year. The dividend is payable on May 26, 2010 to shareholders of record on May 11, 2010.

Our current dividend policy is to declare and pay quarterly cash dividends at the discretion of the Board of Directors, as circumstances permit, in an aggregate annual amount equal to approximately 30% of the prior year’s net income.  Our dividend policy and practice will be reviewed from time to time in the context of our earnings, financial condition, the need to retain earnings to fund future growth of our business and other relevant factors, and the declaration of a dividend will always be at the discretion of the Board of Directors.

SUMMARY OF QUARTERLY RESULTS

The financial results for each of the last eight quarters are summarized in the following table. The results demonstrate a continued emphasis on growth compared to prior quarters, with an equal emphasis on management programs for underperforming branches.

	2010			2009				2008
(thousands of dollars, except for per share amounts and branch figures)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Consolidated Results
No. of branches	489	469	451	424	423	415	391	384

Brokerage	$32,330	$35,086	$34,821	$33,123	$30,094	$30,715	$30,877	$28,617
Other income	8,428	7,200	6,817	6,608	6,212	6,335	6,542	5,925
	40,758	42,286	41,638	39,731	36,306	37,050	37,419	34,542
Branch expenses	22,315	21,509	20,781	20,299	20,110	18,935	18,537	18,635
Retention payments	5,300	5,000	5,100	4,600	4,537	4,600	4,251	4,229
Branch operating income	13,143	15,777	15,757	14,832	11,659	13,515	14,631	11,678
Regional expenses	2,921	2,850	2,357	2,333	2,140	2,024	1,721	1,985
Corporate expenses	3,839	3,751	4,141	5,038	4,523	3,690	3,406	3,524
Other amortization	279	787	571	527	311	282	214	244
Net income before income taxes and class action settlements	6,104	8,389	8,688	6,934	4,685	7,519	9,290	5,925
Class action settlements	2,715	100	—	5,000	—	1,910	—	—
EBITA	5,277	10,643	10,723	3,891	6,460	7,303	10,929	7,614
Net income and comprehensive income	$2,199	$5,467	$5,640	$1,232	$3,067	$4,291	$6,055	$3,190
Basic earnings per share
Net income and comprehensive income	$0.13	$0.33	$0.34	$0.07	$0.18	$0.24	$0.31	$0.16
Diluted earnings per share
Net income and comprehensive income	$0.13	$0.32	$0.33	$0.07	$0.18	$0.24	$0.31	$0.16

*EBITA — earnings from operations before interest, income taxes, stock-based compensation, amortization of capital and intangible assets

OTHER

Cautionary Statement Regarding Forward-looking Information

This MD&A contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, the availability of alternative transactions, shareholder, legal, regulatory and court approvals and third party consents and other factors described in the our latest Annual Information Form filed on SEDAR at www.sedar.com under the heading “Risk Factors”. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Non-GAAP Measures

This MD&A refers to certain financial measures that are not determined in accordance with GAAP in Canada.  These measures do not have standardized meanings and may not be comparable to similar measures presented by other companies.  Although a measure such as ‘Earnings Before Interest, Income Taxes, Stock-based Compensation, Amortization of Capital and Intangible Assets’ (“EBITA”) do not have standardized meanings prescribed by GAAP, these measures are used herein or can be determined by reference to our financial statements.  “Same branch revenues” is a non-GAAP measure tracked and reported by us and is generally used to compare the average revenue for a particular group of branches in a current period to that same particular group of branches in a prior period. This non-GAAP measure is a way to gauge the performance of a particular group of branches and is directly related to and helps explain changes in total revenue.  Average revenue is defined as revenue for the period divided by the number of branches. “Branch operating income” (“BOI”) is a non-GAAP measure tracked and reported by us and is generally used to compare the performance at branch level and includes expenses which primarily relate to the operations of the branch network. “Operating income” (“OI”) is a non-GAAP measure tracked and reported by us and is generally used to compare the income before income taxes and other non-recurring items which primarily relates to the overall operations of the branch, regional and corporate network.  “Regional expenses” is a non-GAAP measure which is used to gauge expenditures at the regional and divisional level and includes compensation of associates including centralized regional departments, Regional Managers, Divisional Vice Presidents and President, as well as other expenses related to the functions of these groups. “Corporate expenses” is a non-GAAP measure which is used to gauge expenditures at the corporate level and includes compensation of associates and related expenses at the corporate office level. These measures are discussed because management believes that they facilitate the understanding of our results of its operational and financial position.

The following table provides a reconciliation of net income in accordance with GAAP to EBITA for the past eight quarters.

EBITA Reconciliation

	2010			2009				2008
(thousands of dollars)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Consolidated Results
Net income and comprehensive income	$2,199	$5,467	$5,640	$1,232	$3,067	$4,292	$6,056	$3,190
Interest	29	29	27	41	12	10	14	3
Income tax	1,190	2,822	3,048	700	1,618	1,316	3,237	2,734
Stock-based compensation	206	204	181	174	240	264	298	331
Amortization of capital and intangible assets	1,653	2,121	1,827	1,744	1,523	1,421	1,324	1,356
EBITA	$5,277	$10,643	$10,723	$3,891	$6,460	$7,303	$10,929	$7,614
EBITA adjusted for class action settlements	$7,992	$10,743	$10,723	$8,891	$6,460	$9,213	$10,929	$7,614